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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02054061

SEC FILE NUMBER
8-50826

SEC MAIL RECEIVED PROCESSING AUG 29 2002 WASH. D.C. 154 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frontier Financial Consultants, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9102 N. Meridian Street, Suite 540
(No. and Street)

Indianapolis, (City) Indiana (State) 46260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy C. Patton (317) 815-6700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

PROCESSED SEP 20 2002 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Troy C. Patton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frontier Financial Consultants, Inc., as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Troy C. Patton
Signature

President
Title

Holly L. Stokes
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 9 2002
WASH, D.C. 154

FRONTIER FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Frontier Financial Consultants, Inc.

We have audited the accompanying statement of financial condition of Frontier Financial Consultants, Inc. as of June 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Frontier Financial Consultants, Inc. as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, PC

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
August 2, 2002

FRONTIER FINANCIAL CONSULTANTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Cash and cash equivalents	$ 185,362
Receivable from brokers and dealers	36,002
Accounting and tax fees receivable	415,633
Securities owned, at market or fair value	33,100
Goodwill (net of accumulated amortization of $166,023)	878,360
Receivable from officers	128,875
Other assets	9,323
TOTAL ASSETS	$ 1,686,655

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Other Liabilities	$ 907
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 1,000,000 shares, 800,000 voting and 200,000 non-voting shares; issued and outstanding are 109,360 voting shares	$ 36,896
Additional paid in capital	1,619,090
Retained earnings	29,762
Total Shareholders' Equity	$ 1,685,748
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,686,655

The accompanying notes are an integral part of this financial statement.

FRONTIER FINANCIAL CONSULTANTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a wholly-owned subsidiary of Frontier Financial Holdings, Inc., was incorporated in the state of Indiana on October 6, 1995. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also registered as a Title II Nonsupervised Loan Correspondent with the U.S. Department of Housing and Urban Development. The Company's principal business activities are the sale of securities, the rendering of accounting and tax services and the brokering of mortgage loans.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Goodwill - Goodwill represents the excess of purchase price over net assets of accounting firms purchased and then contributed to the Company by affiliated entities and is being amortized over a fifteen year period.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2002 the Company's net capital and required net capital were $220,457 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was .4%.

NOTE 3 - RELATED PARTIES

As previously mentioned, the Company is a wholly-owned subsidiary of Frontier Financial Holdings, Inc. (FFH). For the year ended June 30, 2002 FFH has paid most overhead and operating expenses with the exception of commissions, other compensation, clearing and execution charges incurred by the Company.

The Company is also affiliated through common ownership with Frontier CPA Group, Inc., FFC Muncie Real Estate Holdings LLC, Accounting Valuations, Inc., FFC Brookville Real Estate Holdings, LLC and Diamond Title and Escrow Inc.

NOTE 4 - S CORPORATION

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company. The Company reports income for income tax purposes using a December 31st year end.

NOTE 5 - COMMITMENTS

Clearing Agreement - The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

In addition, under the terms of the agreement, the Company is required to maintain a $25,000 deposit with this Clearing Broker/dealer. The deposit is included in receivable from broker/dealers on the statement of financial condition. The Company is also prohibited from entering into similar agreements with other broker/dealers without prior written approval from the Clearing Broker/dealer.

NOTE 5 - COMMITMENTS - (*Continued*)

Operating Leases - The Company has entered into agreements to lease office space in two locations which expire on August 31, 2005 and April 30, 2006. The following is a schedule of the future minimum lease payments pursuant to these agreements.

Year Ended June 30,	Amount
2003	$ 66,945
2004	67,244
2005	69,035
2006	49,973
Total	$ 253,197

In January, 2001 Frontier Financial Holdings, Inc. began paying all obligations pursuant to the above agreements.

NOTE 6 - NONMONETARY TRANSACTIONS

Frontier Financial Holdings, Inc. (FFH) and two of its shareholders have purchased accounting firms and have contributed the goodwill (excess of purchase price over net assets) to the Company. Any obligations pursuant to these purchase agreements remains solely with the two shareholders and FFH. During the year ended June 30, 2002 the goodwill contributed was valued at $219,700.

On January 1, 2002, the Company distributed office furniture and equipment valued at $70,534 to FFH.

NOTE 7 - EMPLOYMENT AGREEMENTS

The Company has entered into employment agreements with three shareholders of Frontier Financial Holdings, Inc. (FFH). Included therein are provisions for compensation, benefits and other miscellaneous items.

Also included in these agreements is a provision, in which the Company guarantees the market value of the employees stock ownership of the Company on December 31, 2004, to be not less than $122,500 each for two of the employees and $185,000 for the third employee.

The Company has also entered into employment agreements with several other employees with various terms expiring through December 31, 2004.

NOTE 8 - SECURITIES OWNED

Securities owned consist of equity securities and warrants to purchase equity securities of a corporation that is not publicly traded. The Company's management has valued the equity securities and warrants at their original cost of $13,000 and $20,100 respectively.

NOTE 9 - SUBSEQUENT EVENT

On July 1, 2002, the Company declared and paid a dividend in the amount of $100,000 to its sole shareholder.